                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to ______________

                         Commission file number 0-8591
                                                ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scott Technologies, Inc. 401(k) Saving Plan for Bargaining Unit Employees

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Scott Technologies, Inc., 5875 Landerbrook Drive, Suite 250, Mayfield Heights, Ohio 44124.

               SCOTT TECHNOLOGIES, INC.
               401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES


               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1998 AND 1997
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Scott Technologies, Inc.
401(k) Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Scott Technologies, Inc. 401(k) Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1998 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ Arthur Andersen LLP


Cleveland, Ohio,
   June 18, 1999.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                                      INDEX
                                      -----



              Statements of Net Assets Available for Plan Benefits as of
                December 31, 1998 and 1997

              Statement of Changes in Net Assets Available for Plan Benefits
                for the Year Ended December 31, 1998

              Notes to Financial Statements

              Exhibit 1 - Item 27a--Schedule of Assets Held for Investment
                Purposes as of December 31, 1998

              Exhibit 2 - Item 27d--Schedule of Reportable Transactions for
               the Year Ended December 31, 1998

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------

                                                                    Participant Directed
                             ------------------------------------------------------------------------------------------------------
                                Chase                                 DSI      Oppenheimer                    PIC
                              Principal    Bond           FPA     Disciplined     Quest         PBHG         Small        IVY
                            Preservation  Fund of       Crescent     Value     Opportunity     Growth       Company   International
                               Fund       America        Fund      Portfolio    Value Fund      Fund       Portfolio      Fund
                             --------     --------     --------     --------     --------     --------     --------     --------
               1998
               ----

ASSETS:
   Cash and cash
     equivalents             $      6     $ 13,666     $ 38,254     $ 55,833     $ 62,929     $ 45,353     $ 31,687     $ 59,912
   Investments at market
     value                      3,566            -            -            -        1,647            -            -            -
   Employee
     contribution
     receivable                     -            -            -            -            -            -            -            -
   Notes receivable from
     participants                   -            -            -            -            -            -            -            -
   Accrued interest
     income                        19            -            -            -            -            -            -            -
                             --------     --------     --------     --------     --------     --------     --------     --------

            NET ASSETS
               AVAILABLE
               FOR PLAN
               BENEFITS      $  3,591     $ 13,666     $ 38,254     $ 55,833     $ 64,576     $ 45,353     $ 31,687     $ 59,912
                             ========     ========     ========     ========     ========     ========     ========     ========

               1997
               ----

ASSETS:
   Cash and cash
     equivalents             $      -     $      -     $      -     $      -     $     12     $      -     $      -     $      -

   Investments at market
     value                      1,202        4,271       13,234       16,172       18,920       12,259        9,337       17,312
   Accrued interest
     income                         -           26            -            -            -            -            -          229
                             --------     --------     --------     --------     --------     --------     --------     --------

            NET ASSETS
               AVAILABLE
               FOR PLAN
               BENEFITS      $  1,202     $  4,297     $ 13,234     $ 16,172     $ 18,932     $ 12,259     $  9,337     $ 17,541
                             ========     ========     ========     ========     ========     ========     ========     ========


                                               Participant Directed
                           ----------------------------------------------------------------
                               Scott       Scott
                           Technologies Technologies Conservative   Moderate     Aggressive     Non
                             Class A      Class B      Lifestyle    Lifestyle    Lifestyle   Participant     Loan
                               Fund         Fund         Fund         Fund         Fund       Directed       Fund       Total
                             --------     --------     --------     --------     ----------   --------     --------    --------
               1998
               ----

ASSETS:
   Cash and cash
     equivalents             $      -     $      -     $      -     $      -     $      -     $     50     $      -    $307,690
   Investments at market
     value                      9,199            -        9,217      115,439      101,586            -            -     240,654
   Employee
     contribution
     receivable                     -            -            -            -            -        6,485            -       6,485
   Notes receivable from
     participants                   -            -            -            -            -            -        2,576       2,576
   Accrued interest
     income                         -            -            -            -            -           32            -          51
                             --------     --------     --------     --------     --------     --------     --------    --------

            NET ASSETS
               AVAILABLE
               FOR PLAN
               BENEFITS      $  9,199     $      -     $  9,217     $115,439     $101,586     $  6,567     $  2,576    $557,456
                             ========     ========     ========     ========     ========     ========     ========    ========

              1997
              ----

ASSETS:
   Cash and cash
     equivalents             $      -     $      -     $      -     $      -     $      -     $      -     $      -    $     12
                                                                                                                       --------
   Investments at market
     value                      1,464        1,095        2,138       36,670       28,945            -            -     163,019
   Accrued interest
     income                         -            -            -            -            -            -            -         255
                             --------     --------     --------     --------     --------     --------     --------    --------

            NET ASSETS
               AVAILABLE
               FOR PLAN
               BENEFITS      $  1,464     $  1,095     $  2,138     $ 36,670     $ 28,945     $      -     $      -    $163,286
                             ========     ========     ========     ========     ========     ========     ========    ========





The accompanying notes to financial statements are an integral part of these statements.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                                        Participant Directed
                                            --------------------------------------------------------------------------------
                                              Chase                                      DSI        Oppenheimer
                                            Principal       Bond          FPA        Disciplined       Quest          BHG
                                          Preservation     Fund of      Crescent         Value       Opportunity    Growth
                                              Fund         America        Fund         Portfolio     Value Fund      Fund
                                            ---------     ---------     ---------      ---------     ----------    ---------
ADDITIONS:
   Contributions-
      Employee                              $   1,413     $   6,299     $  17,373      $  24,979     $  26,141     $  18,979
      Rollover                                      -             -             -              -         3,414         3,414
   Net investment income                          167           424          (510)         2,511         2,962         1,848
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Total additions                     1,580         6,723        16,863         27,490        32,517        24,241
                                            ---------     ---------     ---------      ---------     ---------     ---------

DEDUCTIONS:
   Benefits paid to participants                    -             -             -              -             -             -
   Rollovers and other                              -             -             -              -             -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Total deductions                        -             -             -              -             -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

INTERFUND TRANSFERS, including
   participant
   loan transactions                              809         2,646         8,157         12,171        13,127         8,853

RECAPITALIZATION OF
   STOCK                                            -             -             -              -             -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Net additions                       2,389         9,369        25,020         39,661        45,644        33,094

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                           1,202         4,297        13,234         16,172        18,932        12,259
                                            ---------     ---------     ---------      ---------     ---------     ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                             $   3,591     $  13,666     $  38,254      $  55,833     $  64,576     $  45,353
                                            =========     =========     =========      =========     =========     =========

                                                                                         Participant Directed
                                            --------------------------------------------------------------------------------
                                               PIC                        Scott         Scott
                                              Small          IVY       Technologies  Technologies  Conservative    Moderate
                                             Company    International    Class A        Class B      Lifestyle    Lifestyle
                                            Portfolio       Fund          Fund           Fund          Fund          Fund
                                            ---------     ---------     ---------      ---------     ---------     ---------
ADDITIONS:
   Contributions-
      Employee                              $  13,043     $  24,462     $   2,093      $   1,375     $   4,676     $  48,565
      Rollover                                  3,414         3,414             -              -             -        13,498
   Net investment income                        1,762         3,295           992            905           356         1,627
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Total additions                    18,219        31,171         3,085          2,280         5,032        63,690
                                            ---------     ---------     ---------      ---------     ---------     ---------

DEDUCTIONS:
   Benefits paid to participants                    -             -             -              -             -             -
   Rollovers and other                              -             -             -              -             -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Total deductions                        -             -             -              -             -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

INTERFUND TRANSFERS, including
   participant
   loan transactions                            4,131        11,200           788            487         2,047        15,079

RECAPITALIZATION OF
   STOCK                                            -             -         3,862         (3,862)            -             -
                                            ---------     ---------     ---------      ---------     ---------     ---------

            Net additions                      22,350        42,371         7,735         (1,095)        7,079        78,769

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                           9,337        17,541         1,464          1,095         2,138        36,670
                                            ---------     ---------     ---------      ---------     ---------     ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                             $  31,687     $  59,912     $   9,199      $       -     $   9,217     $ 115,439
                                            =========     =========     =========      =========     =========     =========

                                            Participant
                                             Directed
                                            -----------

                                            Aggressive      Non
                                            Lifestyle    Participant      Loan
                                              Fund        Directed        Fund           Total
                                            ---------     ---------     ---------      ---------
ADDITIONS:
   Contributions-
      Employee                              $  48,104     $ 113,983     $       -      $ 351,485
      Rollover                                  4,241         1,700             -         33,095
   Net investment income                        4,807            82            80         21,308
                                            ---------     ---------     ---------      ---------

            Total additions                    57,152       115,765            80        405,888
                                            ---------     ---------     ---------      ---------

DEDUCTIONS:
   Benefits paid to participants                    -         1,691             -          1,691
   Rollovers and other                              -        10,027             -         10,027
                                            ---------     ---------     ---------      ---------

            Total deductions                        -        11,718             -         11,718
                                            ---------     ---------     ---------      ---------

INTERFUND TRANSFERS, including
   participant
   loan transactions                           15,489       (97,480)        2,496              -

RECAPITALIZATION OF
   STOCK                                            -             -             -              -
                                            ---------     ---------     ---------      ---------

            Net additions                      72,641         6,567         2,576        394,170

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                          28,945             -             -        163,286
                                            ---------     ---------     ---------      ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                             $ 101,586     $   6,567     $   2,576      $ 557,456
                                            =========     =========     =========      =========

The accompanying notes to financial statements are an integral part of this statement.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



1. SUMMARY OF THE PLAN:
   --------------------

The Scott Technologies, Inc. 401(k) Savings Plan for Bargaining Unit Employees (the "Plan") was established on July 1, 1997, to provide retirement benefits to bargaining unit employees (and their beneficiaries) of certain participating divisions and subsidiaries of Scott Technologies, Inc. (the "Company"). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year. The amounts are included in net investment income in the accompanying statement of changes in net assets available for plan benefits.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Contributions
-------------

Participants are eligible to contribute up to 15% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Administrative Expenses
-----------------------

All costs and expenses incurred in administering the Plan are paid by the Plan and are included as a reduction of investment income.

Participant Directed Investments
--------------------------------

Participants direct their contributions in 5% increments between the eight funds and two Company stock funds. However, a participant's investment in Company stock funds may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The Conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

A portion of the Plan's assets, including Scott Technologies, Inc. stock and the Lifestyle funds are invested in master trusts which hold the respective investments. The Plan's assets are commingled with the assets of other Company 401(k) plans.

Net Investment Income
---------------------

Net investment income includes dividend and interest income earned during the year, unrealized gains and losses, as well as net gains and losses realized by dispositions of investments.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amounts is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point. There were no outstanding loans as of December 31, 1998.

3. DISTRIBUTIONS TO PARTICIPANTS
   -----------------------------

There were no distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan at December 31, 1998 and 1997.

4. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present federal income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the Plan.

5. SUBSEQUENT EVENT:
   -----------------

Subsequent to December 31, 1998, all Plan assets were transferred from the Wilmington Trust Co. to The Chicago Trust Co. Accordingly, at December 31, 1998, many of the fund accounts held cash, as the investments were disposed of on December 30, 1998, to facilitate the transfer of assets to the new trustee.

                                                                       EXHIBIT 1



                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1998
                             -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 024
                                ----------------


                                                                                  Market
             Identity of Issue and Description                        Cost        Value
------------------------------------------------------------       ---------    ----------

Chase Principal Preservation Fund                                  $   3,566    $    3,566
Oppenheimer Quest Opportunity Value Fund                               1,666         1,647
Scott Technologies, Inc. Class A Fund                                  7,764         9,199
Conservative Lifestyle Fund                                            9,066         9,217
Moderate Lifestyle Fund                                              116,462       115,439
Aggressive Lifestyle Fund                                            100,557       101,586
Loan Fund                                                              2,576         2,576
                                                                   ----------   -----------

                                                                    $241,657      $243,230
                                                                   ==========   ===========

                 The accompanying notes to financial statements
                      are an integral part of this exhibit.

                                                                       EXHIBIT 2

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                401(k) SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                -------------------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 024
                                ----------------


                                                      Number       Purchase       Selling        Cost of         Net Gain
            Identity of Party Involved           of Transactions    Price          Price          Asset          Or (Loss)
-----------------------------------------------  ---------------  ---------      ---------      --------        ---------

Employee Benefit Short-term Money Market Fund            131      $ 584,499      $       -      $ 584,499       $       -
                                                         124              -        371,628        371,628               -

Bond Fund of America                                      67         10,744              -         10,744               -
                                                           7              -         14,698         15,010            (312)

FPA Crescent Fund                                         76         34,494              -         34,494               -
                                                           3              -         39,655         41,914          (2,259)

DSI Disciplined Value Portfolio                           93         51,277              -         51,277               -
                                                           6              -         57,279         62,929          (5,650)

Oppenheimer Quest Opportunity Value Fund                  60         47,151              -         47,151               -
                                                           3              -         63,884         64,700            (816)

PBHG Growth Fund                                          78         38,167              -         38,167               -
                                                           4              -         46,817         45,088          (1,729)

PIC Small Company Portfolio                               62         25,659              -         25,659               -
                                                           7              -         33,399         32,037          (1,362)

IVY International Fund                                    60         41,125              -         41,125               -
                                                           3              -         60,252         59,103          (1,149)

Aggressive Lifestyle Fund                                 43         60,799              -         60,799               -
                                                           4              -          3,841          4,167            (326)

Moderate Lifestyle Fund                                   42         69,424              -         69,424               -
                                                           4              -          7,402          7,845            (443)

                 The accompanying notes to financial statements
                      are an integral part of this exhibit.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              SCOTT TECHNOLOGIES, INC. 401(k) SAVINGS
                              PLAN FOR BARGAINING UNIT EMPLOYEES

                                 By:  Wilmington Trust Company, Trustee

                                 /s/ Linda Bailey
Date: June 30, 1999              -----------------------------------------------
                                 Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX


23.1    Consent of Arthur Andersen LLP